Exhibit 99.1

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Northgate Minerals Corporation
On February 18, 2008, we reported on the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended which are included in the annual report on Form 40-F for the year ended December 31, 2007. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled Item 18 Reconciliation to United States Generally Accepted Accounting Principles. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
February 18, 2008
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Item 18 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
Northgate Minerals Corporation (the “Corporation”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The Corporation has previously prepared a reconciliation of the significant measurement differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in the Corporation’s 2007 Annual Report on Form 40-F. For purposes of a Registration Statement on Form F-10, the Corporation is also required to reconcile additional significant disclosure differences in accordance with Item 18 of Form 20-F. The additional significant disclosure differences between Canadian GAAP and U.S. GAAP are as follows:

A.	Stock-Based Compensation
As of December 31, 2007, there was $3,900,000 of unrecognized stock-based compensation cost related to 2,437,700 unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 3.73 years. The total intrinsic value of options exercised in 2007 and 2006 was $1,500,000 and $2,500,000, respectively. The aggregate intrinsic value of outstanding stock options was $2,900,000 at December 31, 2007. The aggregate intrinsic value of the exercisable options was $2,100,000.

B.	Current Assets
Balance Sheet
For Canadian GAAP purposes, the Corporation combines all accounts receivables and prepaid expenses on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality, and requires that prepaid expenses be presented separately on the balance sheet. The presentation of receivables and other current assets as required by US GAAP at December 31, 2007 and December 31, 2006 is as follows:

	December 31, 2007	December 31, 2006
Concentrate receivables	$3,760	$2,760
Unrealized gain on copper forward contracts	7,124	11,853
Lease and interest receivable	1,122	—
Other receivables	2,008	1,497
Prepaid expenses	3,087	1,850

Total concentrate settlements and other receivables	$17,101	$17,960

Statement of Cash Flows
Cash flows from receivables and other current assets are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2007	December 31, 2006
Decrease (Increase) in concentrate receivables	$(1,000)	$14,013
Increase in interest receivables	(256)	—
Increase in other receivables	(606)	(785)
Increase in prepaid expenses	(1,237)	(74)

	(3,099)	(13,154)

NORTHGATE MINERALS CORPORATION
Supplementary Note
Item 18 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

C.	Current Liabilities
Balance Sheet
For Canadian GAAP purposes, the Corporation combines accounts payable and accrued liabilities on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The presentation of current payables and other current liabilities as required by US GAAP at December 31, 2007 and December 31, 2006 is as follows:

	December 31, 2007	December 31, 2006
Trade payables	$5,860	$1,794
Accrued liabilities	19,644	17,547
Unrealized loss on copper hedges	2,975	—
Payroll liabilities	2,211	1,808
Income and mineral taxes payable	3,311	514
Other payables	1,860	360

Total accounts payable and accrued liabilities	$35,861	$22,023

Statement of Cash Flows
Cash flows from payables, accrued liabilities and other current liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2007	December 31, 2006
Increase (decrease) in trade payables	$4,066	$(853)
Increase in accrued liabilities	2,097	4,301
Increase in payroll liabilities	403	56
Increase (decrease) in income and mineral taxes payable	2,797	(472)
Increase in other payables	1,511	190

	$10,874	$3,222

D.	Shareholder’s Equity
Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized and their par values are disclosed in Note 12 of the consolidated financial statements for the year ended December 31, 2007 included in the 2007 Annual Report on Form 40-F. The number of shares outstanding is reported in the consolidated statement of changes in shareholder’s equity.

E.	Income Taxes
For the year ended December 31, 2007, the Corporation adopted the requirements of FIN 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires the disclosure of the Corporation’s policy for classification of interest and penalties and a description of tax years that remain subject to examination. The Corporation classifies interest on underpayment of income taxes as interest expense and tax penalties are recognized in the statement of operations as other expense. The Corporation’s accounting treatment for interest and penalties is the same under Canadian and US GAAP.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Item 18 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
Tax years subsequent to 2004 remain open for examination by the Canada Revenue Agency. However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred.
US GAAP also requires disclosure of the facts and circumstances which support the realizeability of deferred tax assets. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The deferred tax assets consist predominantly of temporary differences associated with British Columbia (“BC”) mineral taxes and federal exploration tax credits.
The BC mineral tax temporary differences are specific to the income-generating asset and can be applied indefinitely against income for mineral tax purposes related to the Kemess South mine. Exploration tax credits may be carried forward 20 years or back 3 years to reduce any taxes payable. The Corporation has prepared a life of mine projection which supports the recognition of a deferred tax asset to reduce future taxes.
The Corporation has a significant amount of capital losses for Canadian tax purposes which are available indefinitely to reduce taxes payable on future capital gains. Management believes that future income from capital gains is not likely and has therefore recognized a full valuation allowance against this deferred tax asset.

F.	Interest Income and Expense
Interest income is reported net of interest expense for Canadian GAAP purposes. The gross amount of interest income and interest expense for the years ended December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
Interest Income	$17,610	$5,267
Interest Expense	(486)	(1,254)

	$17,124	$4,013

G.	Depreciation Expense
US GAAP requires disclosure if depreciation is not included as a component of cost of sales. For the Corporation, depreciation in inventory is included in depreciation expense when the related inventory is sold.

H.	Financial Instruments
US GAAP requires disclosures concerning the Corporation’s risk exposure from the use of financial instruments. These risks include market risk and credit risk.
Market Risk
Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the Corporation’s income or the value of its holdings of financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.
Commodity Price Risk — The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Item 18 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.
The Corporation monitors the price of commodities continuously and considers the risk exposure of fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.
All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements. The Corporation has entered into a series of forward contracts with respects to its copper production; the terms are disclosed in Note 15 of the consolidated financial statements for the year ended December 31, 2007 included in the 2007 Annual Report on Form 40-F.
Currency Risk — The Corporation is exposed to currency risk on its financial assets and liabilities denominated in other than United States dollars. The Corporation incurs a significant amount of its operating costs in Canadian dollars.
Interest Rate Risk — The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.
Credit and Concentration Risk
Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from the Corporation’s receivables and investment securities. It may also arise on the Corporation’s copper forward contracts.
In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.
Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation (“Xstrata”), a wholly owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold/copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata was unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.
The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty fails to meet its contractual obligation. The Corporation manages this risk by contracting only with a reputable counterparty and monitoring the party’s financial condition.
The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments to determine potential credit exposures. The Corporation included further disclosures concerning its Auction Rate Securities investments in Note 8 of the consolidated financial statements for the year ended December 31, 2007 included in the Annual Report on Form 40-F.
Short-term excess cash is invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents. Any credit risk exposure on cash balances is considered negligible as the Corporation places deposits only with major established banks in the countries in which it carries on operations.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Item 18 Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2007 and 2006
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)
The carrying amount of financial assets represents the maximum credit exposure. As at December 31, 2007, the Corporation’s gross credit exposure is as follows:

	December 31, 2007	December 31, 2006
Cash and cash equivalents	$266,045	$262,199
Concentrate settlements and other receivables	17,101	17,960
Other assets (restricted cash)	69,125	14,940
Unrealized gain on copper forward contracts	7,124	11,853
Long term receivables	25,117	—
Unrealized gain on other hedge contracts	10,646	—
Auction rate securities	69,397	—

	$464,555	$306,952

Fair Value Measurement
Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the contracts is discounted to the balance sheet date using the 12 month LIBOR rate at that date, plus a spread representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of Northgate is added to LIBOR for the discounting of the fair value of the contracts. The net loss from the change in fair value of the forward contracts of $22,747,000 for the year ended December 31, 2007 (2006 — net gain of $24,920,000) is included in revenues.

I.	Significant Risks and Uncertainties
US GAAP requires the disclosure of concentrations of labour subject to collective bargaining agreements (“CBA”). All hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115) which are covered by a CBA and account for 69% of all Northgate employees. On December 31, 2007, the current CBA at Kemess expired and the Corporation is currently negotiating a new three-year agreement.